UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
21 November 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MAGNUM HUNTER RESOURCES CORP.

File No. 1-32997 – CF# 31647

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      MAGNUM HUNTER RESOURCES CORP. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 9, 2014.

      Based on representations by MAGNUM HUNTER RESOURCES CORP. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit 10.1   through September 22, 2024

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

      Brent J. Fields
      Secretary